UNITED STATES                          OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION         OMB Number:      3235-0058
                 Washington, D.C. 20549               Expires:      May 31, 1997
                                                      Estimated average burden
                                                      hours per response....2.50
                       FORM 12b-25                         SEC FILE NUMBER

              NOTIFICATION OF LATE FILING                   CUSIP NUMBER


(CHECK ONE):     [ ] Form 10-KSB        [ ] Form 20-F        [ ] Form 11-K
                 [X] Form 10-Q          [ ] Form N-SAR

                      For Period Ended: MARCH 27, 1999
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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GROW BIZ INTERNATIONAL, INC.
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Full Name of Registrant

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Former Name if Applicable

4200 DAHLBERG DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)

MINNEAPOLIS, MN  55422-4837
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)      The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |  (b)      The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
      |           thereof, will be filed on or before the fifteenth calendar day
  [ ] |           following the prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or portion thereof
      |           will be filed on or before the fifth calendar day following
      |           the prescribed due date; and
      |  (c)      The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AS A RESULT OF THE WITHDRAWAL OF THE PROPOSAL BY MANAGEMENT, CERTAIN CHANGES WERE REQUIRED TO BE MADE TO THE FILING. MANAGEMENT WAS NOT AVAILABLE TO REVIEW THESE CHANGES.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                        SEC 1344
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      DAVID J. OSDOBA, JR.                    612                 520-8415
      --------------------------------------------------------------------------
                (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                               [X] Yes   [ ] No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                 [X] Yes   [ ] No

      --------------------------------------------------------------------------

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             PLEASE SEE ATTACHED PRESS RELEASE DATED APRIL 15, 1999

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                          GROW BIZ INTERNATIONAL, INC.
             -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date MAY 12, 1999        By          /s/ DAVID J. OSDOBA, JR.
     ------------------       --------------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


---------------------------------- ATTENTION -----------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                         [GROW BIZ INTERNATIONAL LOGO]

Contact:  David J. Osdoba, Jr.
          612-520-8500

                             FOR IMMEDIATE RELEASE

                     GROW BIZ INTERNATIONAL, INC. ANNOUNCES
                             FIRST QUARTER RESULTS

Minneapolis, MN (April 15, 1999) -- Grow Biz International, Inc. announced today a net loss for the quarter ended March 27, 1999 of $175,200, or $.03 per share diluted, compared to net income of $690,900, or $.11 per share diluted, in 1998.

First quarter operating income declined $1.2 million from the previous year as a result of the Company-owned retail stores recognizing a $1.5 million loss in the first quarter of 1999 compared to income of $352,100 in the first quarter of 1998. The loss from the retail stores is the result of lower than expected revenues from the stores opened in the past year as well as a comparable store sales decline of 19% from mature stores in the It's About Games(TM) concept. The results of the Company-owned retail stores was partially offset by an increase of $616,800 in the profitability of franchising operations.

Grow Biz International, Inc. develops franchises and operates value-oriented retail concepts for stores that buy, sell, trade and consign used and new merchandise. At March 27, 1999, the Company had 1,231 stores in operation and an additional 124 franchises awarded but not open. Of the stores in operation, there were 644 Play It Again Sports(R), 224 Once Upon A Child(R), 228 Computer Renaissance(R), 65 Music Go Round(R), 60 It's About Games(TM), 6 ReTool(TM) and 4 Plato's Closet(R) stores.

                          GROW BIZ INTERNATIONAL, INC.
                            CONDENSED BALANCE SHEETS

                                                                                ----------------------------------------
                                                                                March 27, 1999         December 26, 1998
                                                                                ----------------------------------------
                                     ASSETS

Current Assets:
     Cash and cash equivalents                                                   $   601,300             $ 2,418,000
     Receivables, less allownace for doubtful accounts of $1,067,500
          and $1,053.000                                                          11,640,500              13,893,700
     Inventories                                                                   7,761,900              10,124,400
     Prepaid expenses and other                                                    2,359,200               2,459,300
     Deferred income taxes                                                         1,699,100               1,699,100
                                                                                 -----------             -----------
               Total current assets                                               24,062,000              30,594,500

     Long-term receivables                                                         1,153,400               1,208,600
     Property and equipment, net                                                   6,642,300               5,960,500

     Other assets, net                                                             5,577,800               5,377,300
                                                                                 -----------             -----------
                                                                                 $37,435,500             $43,140,900
                                                                                 ===========             ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                                              5,909,400              11,306,600
     Accrued liabilities                                                             481,700               1,818,700
     Current maturities of long-term debt                                          9,222,200              14,464,300
     Deferred franchise fee revenue                                                1,725,500               1,901,800
                                                                                 -----------             -----------
               Total current liabilities                                          17,338,800              29,491,400

Long-Term Debt                                                                     9,819,000               3,484,600

Shareholders' Equity:
     Common stock, no par, 10,000,000 shares authorized,
          5,113,355 and 5,079,055 shares issued and outstanding                           --                      --
     Retained earnings                                                            10,277,700              10,164,900
                                                                                 -----------             -----------

               Total shareholders' equity                                         10,277,700              10,164,900
                                                                                 -----------             -----------
                                                                                 $37,435,500             $43,140,900
                                                                                 ===========             ===========

                          GROW BIZ INTERNATIONAL, INC.
                       CONDENSED STATEMENTS OF OPERATIONS

                                                   --------------------------------
                                                         Three Months Ended
                                                   March 27, 1999    March 28, 1998
                                                   --------------------------------
REVENUE:
     Merchandise sales                              $ 12,937,500     $ 20,192,700
     Royalties                                         4,830,200        4,682,100
     Franchise fees                                      555,800          515,300
     Advertising and other                               211,900          233,300
                                                    ------------     ------------
               Total revenue                          18,535,400       25,623,400

COST OF MERCHANDISE SOLD                              11,110,400       16,622,100

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES                                               7,442,300        7,825,700
                                                    ------------     ------------

               Income (loss) from operations             (17,300)       1,175,600

INTEREST INCOME (EXPENSE)                               (270,800)         (39,200)
                                                    ------------     ------------

               Income (loss) before income taxes        (288,100)       1,136,400

PROVISION FOR INCOME TAXES                              (112,900)         445,500
                                                    ------------     ------------

NET (LOSS) INCOME                                   $   (175,200)    $    690,900
                                                    ============     ============

NET INCOME (LOSS) PER COMMON SHARE-
BASIC                                               $       (.03)    $        .12
                                                    ============     ============

WEIGHTED AVERAGE SHARES OUTSTANDING
- BASIC                                                5,103,300        5,977,400
                                                    ============     ============

NET INCOME (LOSS) PER COMMON SHARE -
DILUTED                                             $       (.03)    $        .11
                                                    ============     ============

WEIGHTED AVERAGE SHARES OUTSTANDING
- DILUTED                                              5,259,200        6,165,800
                                                    ============     ============